wescast industries inc.

WESCAST APPOINTS NEW EXECUTIVE CHAIRMAN OF THE BOARD AND NOMINATES TWO NEW DIRECTORS

BRANTFORD, Ontario, March 18, 2003 – Wescast Industries Inc. (Nasdaq:WCST; TSX:WCS.A) today announced that its Board of Directors has appointed Edward G. Frackowiak as Executive Chairman of the Board of Directors.  Mr. Frackowiak succeeds Richard W. LeVan, who stepped down as Chairman for health reasons effective March 18, 2003.  Dick LeVan has been Chairman of the Board since 1958.  Mr. Frackowiak has been a Director of the Corporation since 1992 and its Corporate Secretary since 1994.

Mr. Frackowiak, 48, commented, “I am pleased with this endorsement from the Board and the LeVan family, which is the Company’s major shareholder.   I look forward to working with the Board and management as we face new global competition, implement initiatives to drive revenue growth through geographic and product diversification and explore and develop new business opportunities.  The appointment affirms the Board’s succession plan, which had contemplated Mr. LeVan’s retirement at age 70.  I extend the heartfelt appreciation of the Board to Dick.”

“Dick’s leadership, dedication and counsel have been invaluable in leading Wescast for over 45 years.  We will miss his wisdom and wish him and his family well,” said Ray Finnie, President and Chief Executive Officer.

Three members of the Board will not stand for re-election at the May 2003 Annual General Meeting, namely, Richard W. LeVan, George S. Dickson and William H. Greenwood III.  George Dickson, who has been an active Director for 44 years, has decided to resign effective as at the Annual General Meeting.  “George has provided valuable counsel throughout his record term on the Board,” said Dick LeVan.  Also, Bill Greenwood has resigned from the Board after 10 years of service, also effective as at the Annual General Meeting.  Mr. Greenwood was responsible for Wescast implementing a Scanlon based participative management system.  “On behalf of the Board, we thank George and Bill for their outstanding dedication and contribution to the interests of the Corporation and Wescast shareholders,” said Ed Frackowiak.

The Board has nominated Robert A. Canuel and Mary Theresa (“Terry”) McLeod to stand for election as new Directors at the upcoming Annual General Meeting.

Mr. Canuel, 56, is presently Vice President Human Resources at Hallmark Canada.  He is also a Director of Polytainers Inc.

From 1999 to present, Terry McLeod, 54, has been a part-time member of the Ontario Securities Commission and is the Chair of the Commission’s Nominating and Corporate Governance Committee and a member of the Commission’s Compensation Committee.  She is also the Founder and President of McLeod Capital Corporation, a financial and regulatory consulting firm, which was established in 1997.   She is presently a Director of Epcor Utilities Inc., Ontario Superbuild Corporation and Tembec Inc.

Lawrence G. Tapp, who has been a director of Wescast since 1997 and who is the Chair of the Corporation’s Nominating and Corporate Governance Committee, has been appointed by the Board of Directors to serve as Lead Independent Director, to provide independent director oversight to the Board.

Edward G. Frackowiak, has resigned as Secretary of the Corporation as of March 18, 2003.  Andrea Kelman has been appointed Secretary as of today.  Andrea, who serves as Investor Relations Leader, has been with Wescast since 1998.

The LeVan Family has advised Wescast that Mr. Frackowiak has been appointed by all LeVan Family members to succeed Richard LeVan as trustee under the LeVan Family Voting Trust Agreement.  Pursuant to the Agreement, the trustee exercises all voting rights for Class B Shares of Wescast owned by members of the LeVan Family in accordance with the voting directions given to the trustee by the holders of a majority of the Class B Common Shares held under the trust.

About Wescast

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.  The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs.  Wescast recently entered the suspension and brake component market through the acquisition of Georgia Ductile.  It has sales and design centres in Canada, the United States, Germany and the United Kingdom, and sales representation in France and Japan.  The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan.  It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market.  The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

For further information please contact:

Mr. Ray Finnie

President & CEO

Wescast Industries Inc.

(519) 750-0000